# Mother Road Brewing Company



# ANNUAL REPORT

1300 East Butler Avenue, Suite 200

Flagstaff, AZ 86001

(928) 774-9139

https://motherroadbeer.com/

This Annual Report is dated April 30, 2025.

## BUSINESS

### Company Overview

At Mother Road Brewing Company ("MRBC" or "Mother Road" or the "Company"), our values are more than just words: They represent who we are at our core, our unique history, and the contributions of our talented brewers and hosts. They are a compass for everything we do, including how we interact with our employees, community, guests, and business partners. As Mother Road Brewing Company adapts over time, our values will remain the same.

The purpose of Mother Road is to brew distinguished beers and build community one pint at a time.

### Business Model

The Company's business model consists of beverage sales currently focused in the southwestern United States. Our products are sold across three states in our brick-and-mortar locations and at independent locations and chains such as Kroger, Safeway/Albertson's, Whole Foods, Genuine Concepts, Fox Restaurant Concepts, Bashas', Sprouts, QT, Circle K, Twin Peaks, Zipp's, and more.

### Corporate Structure

Mother Road Brewing Company (Mother Road) was incorporated in January 2010 under the laws of the state of Arizona.

Hospitality on 66, LLC was formed in January 2022 under the laws of the state of Arizona. H66 operates a pub with related merchandise in Flagstaff, Arizona. H66 is wholly owned by Mother Road.

Western Welcome, LLC was formed in August 2021 under the laws of the state of Arizona. Western Welcome was formed to eventually hold trademarks. Western Welcome is wholly owned by Mother Road. There was no activity during 2023.

Inverted 99, LLC was formed in July 2022 under the laws of the state of Arizona. Inverted 99 is wholly owned by Mother Road.

**Previous Offerings**

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,653,242.00

Number of Securities Sold: 59,591

Use of proceeds: Continued volume increases, geographic growth, new products, and debt reduction.

Date: March 31, 2024

Offering exemption relied upon: 506(b)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $1,037,310.34

Number of Securities Sold: 1,035,618

Use of proceeds: R&D, Expansion, Equipment, Capital Reserves

Date: January 06, 2025

Offering exemption relied upon: Regulation CF

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $31,119.00

Number of Securities Sold: 31,119

Use of proceeds: Not applicable

Date: January 06, 2025

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2024 Compared to 2023**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

In 2024, we generated $10.0M in revenue compared to $9.9M in 2023. The revenues are similar for what was a down year in the craft beer market.

Cost of sales

Cost of sales totaled $5.8M in 2024 compared to $6.5M in 2023. The reduction in COGS was attributed to investments in the brewhouse and gained efficiencies in finished beer in tandem with re-engineered recipes to lower COGS.

Gross margins

Gross margins in 2024 were 42.6% and 34.7% in 2023. The increase in gross margin is attributed to operational efficiencies gained in 2024 with new equipment and processes.

Expenses

In 2024, expenses were a total of $4.7M compared to $4.4M in 2023. The company invested in research and development, new product design and packaging, and invested in new hospitality services which increased operating expenses over the prior year.

Historical results and cash flows:

The Company underwent equipment modernization and changes in processes to substantially lower COGS. Revenues are expected to increase in 2025 with new product launches and continued geographic expansion. The combination of these two factors is anticipated to increase cash flow over the prior two year historical levels.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $377,233.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Small Business Administration - EIDL

Amount Owed: $1,000,000.00

Interest Rate: 4.0%

Maturity Date: June 01, 2050

Creditor: Live Oak Bank

Amount Owed: $1,029,686.00

Interest Rate: 11.25%

Maturity Date: September 03, 2032

Creditor: Live Oak Bank DT Renovate

Amount Owed: $708,586.00

Interest Rate: 10.5%

Maturity Date: June 22, 2031

Creditor: Dennis Alonso

Amount Owed: $20,314.00

Interest Rate: 12.0%

Maturity Date: March 08, 2026

Creditor: Dennis Alonso

Amount Owed: $121,796.00

Interest Rate: 9.63%

Maturity Date: November 05, 2026

Creditor: Dennis Alonso

Amount Owed: $75,000.00

Interest Rate: 11.0%

Maturity Date: January 04, 2025

Creditor: Teo Melis

Amount Owed: $31,262.00

Interest Rate: 7.0%

Maturity Date: November 04, 2027

Creditor: Tim & Kristina Rosenow

Amount Owed: $10,000.00

Interest Rate: 4.0%

Maturity Date: March 16, 2026

Creditor: Gregory Novak

Amount Owed: $50,000.00

Interest Rate: 4.5%

Maturity Date: October 09, 2024

Creditor: Michael Dallam

Amount Owed: $4,000.00

Interest Rate: 4.5%

Maturity Date: March 13, 2025

Creditor: Dennis Alonso

Amount Owed: $5,000.00

Interest Rate: 4.0%

Maturity Date: August 22, 2027

Creditor: Tracy Beard

Amount Owed: $10,000.00

Interest Rate: 4.0%

Maturity Date: August 15, 2026

Creditor: Andrew Alonso

Amount Owed: $10,000.00

Interest Rate: 4.0%

Maturity Date: April 10, 2026

Creditor: Wallace and Holly Rande

Amount Owed: $7,500.00

Interest Rate: 6.0%

Maturity Date: May 01, 2027

Creditor: Falls - Callaghan

Amount Owed: $29,792.00

Interest Rate: 7.5%

Maturity Date: September 05, 2026

Creditor: Gary Altsisi

Amount Owed: $5,000.00

Interest Rate: 4.0%

Maturity Date: January 01, 2025

Creditor: Claire and Gary Wendt

Amount Owed: $10,000.00

Interest Rate: 4.5%

Maturity Date: August 08, 2026

Creditor: Sean Duffy

Amount Owed: $5,000.00

Interest Rate: 4.0%

Maturity Date: May 08, 2025

Creditor: Domingo Torres

Amount Owed: $10,000.00

Interest Rate: 6.0%

Maturity Date: January 19, 2027

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Marquess

Michael Marquess's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, President, CEO, Principal Accounting Officer, and Chairman of the Board

Dates of Service: January, 2010 - Present

Responsibilities: Michael owns the mission. He currently receives an annual salary of $152,000 and owns 52.86% of the company's equity.

Other business experience in the past three years:

Employer: Arizona Forward

Title: Director

Dates of Service: December, 2021 - Present

Responsibilities: Michael is a member of the Board of Directors.

Other business experience in the past three years:

Employer: HRM Advisory Board at NAU

Title: Director

Dates of Service: October, 2022 - Present

Responsibilities: Michael is a member of the Advisory Board of Directors.

Other business experience in the past three years:

Employer: ABV Dinner

Title: Board Member

Dates of Service: February, 2020 - Present

Responsibilities: Michael is a member of the Board of Directors.

Name: Peter Kruger

Peter Kruger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: April, 2023 - Present

Responsibilities: Peter is responsible for directing operations at the Butler Street production brewery. He receives $150,000 annual salary.

Other business experience in the past three years:

Employer: Bear Republic Brewing Company

Title: Chief Operating Officer

Dates of Service: June, 2006 - March, 2023

Responsibilities: Peter directed Brewing Operations.

Other business experience in the past three years:

Employer: Conscious Container

Title: Board Member

Dates of Service: October, 2022 - Present

Responsibilities: Peter provided technical expertise to Board of Directors

Name: Gordon Penberthy

Gordon Penberthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Sales Officer

Dates of Service: August, 2023 - Present

Responsibilities: Gordon manages the Craft Consultant sales team which consists of two street level sales reps plus a national account manager. He sets the sales goals for each of the three states Mother Road Beer is distributed in and manage the distributor performance in each of these markets. He also sets and manages the pricing for each of the three states as well as oversee all trade marketing and events. He receives an annual salary of $90,000.

Other business experience in the past three years:

Employer: Hensley Beverage Company

Title: Key Account Manager

Dates of Service: August, 1994 - June, 2023

Responsibilities: In Gordon's last role at Hensley Beverage Company he was one of two Key Account Managers who called on and managed the bar and restaurant chain business in Arizona. He was responsible for selling and marketing of the beer brands being offered through the Hensley portfolio into these types of accounts.

Name: Stephen Popelka

Stephen Popelka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May, 2020 - Present

Responsibilities: Stephen reviews and approves plans for capital raises. Stephen does not receive compensation.


Name: Dennis Alonso

Dennis Alonso's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2015 - Present

Responsibilities: Dennis is a Board of Directors member and a shareholder. Dennis receives a $200 monthly Board stipend.


Name: Jason (Jay) Bowers

Jason (Jay) Bowers's current primary role is with CertaPro Painters. Jason (Jay) Bowers currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (part-time)

Dates of Service: September, 2023 - Present

Responsibilities: Jason is an investor and a member of the Board of Directors. He does not receive compensation.


Other business experience in the past three years:

Employer: CertaPro Painters

Title: President

Dates of Service: December, 1999 - Present

Responsibilities: President and CEO of CertaPro Painters of Northern Arizona for almost 25 years; with offices in Flagstaff, Prescott, and Sedona.

Name: Dan Tavrytzky

Dan Tavrytzky's current primary role is with Hudson Cavanaugh. Dan Tavrytzky currently services Variable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2025 - Present

Responsibilities: Board Member assisting with strategy and vision for the future growth of the company.


Other business experience in the past three years:

Employer: Hudson Cavanaugh

Title: President

Dates of Service: September, 2010 - Present

Responsibilities: Run the day to day of the business strategy and growth.

Other business experience in the past three years:

Employer: Grand Canyon Resort Corporation

Title: Board Member

Dates of Service: May, 2023 - Present

Responsibilities: Assist in the strategy and vision of the company's future growth.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Michael W. Marquess as Trustee of the Michael W. Marquess Trust

Amount and nature of Beneficial ownership: 21,105,000

Percent of class: 52.86

## RELATED PARTY TRANSACTIONS

Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $21,589 with a maturity date of 3/8/2026 and interest rate of 12%.


Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $124,930 with a maturity date of 11/5/2026 and interest rate of 9.63%.


Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $75,000 with a maturity date of 1/4/2025 and interest rate of 11%.


Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $75,000 with a maturity date of 5/1/2025 and interest rate of 10%.


Name of Entity: Teo Melis

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $31,262 with a maturity date of 11/4/2027 and interest rate of 7%.

Name of Entity: Tim & Kristina Rosenow

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: These individuals are Company Bond Holders.

Material Terms: The present balance is $10,000 with a maturity date of 3/16/2026 and interest rate of 4%.

Name of Entity: Gregory Novak

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $50,000 with a maturity date of 10/9/2024 and interest rate of 4.5%.

Name of Entity: Michael Dallam

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $4,000 with a maturity date of 3/13/2025 and interest rate of 4.5%.

Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $5,000 with a maturity date of 8/22/2027 and interest rate of 4%.

Name of Entity: Tracy Beard

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $10,000 with a maturity date of 8/15/2026 and interest rate of 4%.

Name of Entity: Andrew Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $10,000 with a maturity date of 4/10/2026 and interest rate of 4%.

Name of Entity: Wallace and Holly Rande

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: These individuals are Company Bond Holders.

Material Terms: The present balance is $7,500 with a maturity date of 5/1/2027 and interest rate of 6%.

Name of Entity: Falls - Callaghan

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $29,792 with a maturity date of 9/5/2026 and interest rate of 7.5%.

Name of Entity: Gary Altsisi

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $5,000 with a maturity date of 1/1/2025 and interest rate of 4%.

Name of Entity: Claire and Gary Wendt

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: These individuals are Company Bond Holders.

Material Terms: The present balance is $10,000 with a maturity date of 8/8/2026 and interest rate of 4.5%.

Name of Entity: Sean Duffy

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $5,000 with a maturity date of 5/8/2025 and interest rate of 4%.

Name of Entity: Domingo Torres

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $10,000 with a maturity date of 1/19/2027 and interest rate of 6%.

**OUR SECURITIES**

Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $21,589 with a maturity date of 3/8/2026 and interest rate of 12%.

Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $124,930 with a maturity date of 11/5/2026 and interest rate of 9.63%.

Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $75,000 with a maturity date of 1/4/2025 and interest rate of 11%.

Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $75,000 with a maturity date of 5/1/2025 and interest rate of 10%.

Name of Entity: Teo Melis

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $31,262 with a maturity date of 11/4/2027 and interest rate of 7%.

Name of Entity: Tim & Kristina Rosenow

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: These individuals are Company Bond Holders.

Material Terms: The present balance is $10,000 with a maturity date of 3/16/2026 and interest rate of 4%.

Name of Entity: Gregory Novak

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $50,000 with a maturity date of 10/9/2024 and interest rate of 4.5%.

Name of Entity: Michael Dallam

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $4,000 with a maturity date of 3/13/2025 and interest rate of 4.5%.

Name of Entity: Dennis Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $5,000 with a maturity date of 8/22/2027 and interest rate of 4%.

Name of Entity: Tracy Beard

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $10,000 with a maturity date of 8/15/2026 and interest rate of 4%.

Name of Entity: Andrew Alonso

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $10,000 with a maturity date of 4/10/2026 and interest rate of 4%.

Name of Entity: Wallace and Holly Rande

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: These individuals are Company Bond Holders.

Material Terms: The present balance is $7,500 with a maturity date of 5/1/2027 and interest rate of 6%.

Name of Entity: Falls - Callaghan

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $29,792 with a maturity date of 9/5/2026 and interest rate of 7.5%.

Name of Entity: Gary Altsisi

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $5,000 with a maturity date of 1/1/2025 and interest rate of 4%.

Name of Entity: Claire and Gary Wendt

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: These individuals are Company Bond Holders.

Material Terms: The present balance is $10,000 with a maturity date of 8/8/2026 and interest rate of 4.5%.

Name of Entity: Sean Duffy

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $5,000 with a maturity date of 5/8/2025 and interest rate of 4%.

Name of Entity: Domingo Torres

Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $10,000 with a maturity date of 1/19/2027 and interest rate of 6%.

Related Party Transactions (copy and paste the information above and edit appropriately)
Our Company Securities
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,152,761 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 45,000,000 with a total of 40,039,870 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,066,737 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The amount outstanding above assumes the Company will close on all investment commitments from the prior crowdfunding raise. This amount outstanding may decrease slightly in the event that not all investment commitments are closed on.

## What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The

Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition The market for craft breweries is highly competitive. The Company expects to face additional competition from its existing competitors, such as Four Peaks, San Tan, New Belgium, Sierra Nevada, The Shop, La Cumbre, and Able Baker, as well as new market entrants in the future. The Company's current and potential competitors vary by size, product offerings and geographic region. These competitors may elect to partner with each other or with focused companies like the Company to grow their businesses. Some of these competitors have more personnel and significantly more cash resources than the Company. Many of the Company's current and potential competitors have substantially

greater financial, technical, and marketing resources, larger customer bases, longer operating histories, greater brand recognition, and more established relationships in the industry than the Company does. There is no assurance that the Company will be able to successfully compete with these competitors. It is also possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and inability to secure market share, any of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history To date, the Company has operated as a small privately held brewery. Currently, the Company seeks to implement a significant growth strategy and is raising capital under this Subscription Agreement for that purpose. Therefore, the Company's prospects must be evaluated in light of the risks and uncertainties encountered by an established privately held company in its early stage of implementing a significant growth strategy. The new and evolving markets in which the Company operates make these risks and uncertainties particularly pronounced. To address these risks, the Company must, among other things, successfully implement its sales and marketing strategy, respond to competitive developments, attract, retain, and motivate qualified personnel, continue to develop and upgrade its products and services more rapidly than its competitors, and there are no assurances it will be able to do so. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; •environmental matters; •health and safety codes; •liquor sales; •the preparation, labeling and sale of alcohol; and •employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our

business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Lack of Transferability of Shares A purchase of Shares under this Subscription Agreement should be considered only as a long-term investment that will not be readily marketable. A purchaser of the Shares may not be able to realize cash upon an investment in the Company prior to dissolution of the Company because (i) it may not be possible to find a buyer for a purchaser's Shares because there is no established market for the Shares; (ii) the Shares are subject to restrictions on transfer contained in the Bylaws; and (iii) the sale, transfer or other disposition of the Shares will be subject to restrictions imposed by federal and state securities laws and regulations, including without limitation, those promulgated by the Securities and Exchange Commission and the Arizona Corporation Commission. Accordingly, no person should purchase Shares with funds which may need to be converted readily into cash. Need for Additional Capital The Company's ability to implement its plan of operations for growth is significantly contingent upon the receipt of the net proceeds from this Subscription Agreement and proceeds from other subscription agreements and thereafter upon its ability to successfully implement its growth plan within its available resources. It is intended that the Company may require additional funds in the future. The terms of another securities offering may be substantially different from the terms of this Subscription Agreement. Thus, future investors may be able to purchase shares issued by the Company on terms and conditions that are materially different from the purchase price and terms of this Subscription Agreement. There are no assurances that the Company would be successful in any such efforts to raise equity capital. The Company may need to borrow funds, either from a bank or other sources, in order to satisfy its future working capital or other financial needs. The Company cannot determine precisely what its working capital and other financial needs will be in the future, and it may not be possible for the Company to borrow or otherwise obtain such funds. In addition, any debt financing that the Company may obtain in the future could have restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. If the Company cannot obtain additional equity capital or borrowed funds, it may be unable to satisfy its future needs for capital and this may have a serious and adverse impact on the Company's business. Ability and Willingness to Accept Risk The financial success of the Company will depend upon factors beyond the control of the Company and its management, including without limitation, general economic conditions and a potential lack of a market for the Company's products and services, as well as upon the ability of the management team to successfully formulate and execute its business plan. Accordingly, the suitability of an investment in the Shares by a prospective investor will depend upon, among other things, such person's investment objectives and such person's ability to accept speculative risks. Financial Risk and Projections It must be recognized that projections regarding the Company's future performance are subject to a high level of risk and uncertainty. The Company will require significant capital investment for equipment, facilities, and inventories. The availability and cost of financing may be affected by a variety of factors, including economic conditions, interest rates, and credit markets. Potential investors have been advised to consult with their own legal, tax and financial advisors with respect to these and other risks. The projections are based upon assumptions that management believes are reasonable, but there are no assurances that such assumptions will prove to be accurate. Private Offering Exemption The offer and sale of Shares under the Subscription Agreement is being made in reliance on an exemption from registration contained in the Act and the rules and regulations thereunder and on similar exemptions from the qualification provisions of applicable state Shares laws. No regulatory authority has reviewed the terms of this transaction, the disclosure of risks and the fairness of the terms of this transaction or the business of the Company. Investors in the Company must also recognize that they do not necessarily have any of the protections afforded by applicable federal and state securities laws as may be provided in registered and/or qualified offers and therefore must judge the fairness of the terms of this transaction and the adequacy and accuracy of the disclosures in the Subscription Agreement without the benefit of prior review by any regulatory agency. Operational Uncertainty The success of the Company depends on the efficient operation of the manufacturing process, quality control, and supply chain management. Any breakdown in the production process or quality issues could negatively impact the brand image, sales, and profitability. Licensing Problems The Company could lose its licenses to sell alcoholic beverages or have its hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where the Company is located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which the Company is located or may be located, with a material adverse effect on the Company's consolidated financial results and on your investment. Reliance on Narrow Market The Company's revenues will be 100% dependent on revenue related to the Company's products and brewery-related services. As a result, factors adversely affecting the pricing of or demand for the products and services, such as competition, governmental controls, technological change, and availability of raw materials from a variety of countries around the world for various reasons including without limitation, political, natural, economic and other reasons, could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in managing these factors. Economic Trends and Market Risk The Company is subject to changes in consumer preferences, trends, and competition from other breweries and alcoholic beverages. The Company is also subject to macroeconomic fluctuations in the U.S. economy. Recent macroeconomic issues involving the broader financial markets have negatively impacted the economy and may negatively affect the Company's growth. If the economic climate deteriorates, customers or potential customers could delay, reduce or forego their purchases of the Company's products and services, which could impact the business in a number of ways, including lower prices for the products and services and reduced sales. If the negative macroeconomic conditions persist, or if the economy enters a prolonged period of decelerating growth, the results of operations may be harmed. Supply Chain Risks The Company's success depends on the reliable supply of raw materials, including aluminum cans and ends, cardboard, water, hops, barley, and yeast. Any disruption in the supply chain due to natural disasters, disease and other factors could negatively impact sales, production, and profitability. Changes in Market Size and Dynamics Risks applicable to the Company's business include, but are not limited to, a rapidly changing industry, an evolving business model and the management of growth. To address these risks, the Company must, among other things,

implement and successfully execute its business and marketing strategy, further develop its marketing capabilities, develop, acquire and provide superior products and services, develop and implement financial and other business systems, respond to a rapidly changing industry in competitive developments and attract, retain and motivate qualified personnel. There are no assurances that the Company will be able to implement its business plan, achieve the objectives set forth in its financial projections or achieve the level of operating revenues or income sufficient to enable it to continue as a going concern or grow as projected. The Company's market is characterized by rapidly changing technology, evolving industry standards, and frequent new product announcements, all of which impact the way the Company's products and services are marketed. To be successful, the Company must adapt to the rapidly changing market by continually improving the performance, features, and reliability of its products and services and modifying its business strategies accordingly. The Company could also incur substantial costs if it needs to modify its products and services in order to adapt to these changes. The Company may not be able to timely adapt to changing technologies, if at all. The Company's ability to sustain and grow its business would suffer if it fails to respond to these changes in a timely and cost-effective manner. The Company's failure to provide products and services to compete with new product innovations or the obsolescence of its products and services could lead it to lose current and potential customers or could cause it to incur substantial costs, which would harm its operating results and financial condition. The Company's introduction of new alternative products and services that have lower price points than current offerings may result in its existing customers switching to the lower-cost alternatives, which could reduce the Company's revenue and have a material adverse effect on its operating results. Ability to Attract Customers The Company's success depends on its ability to attract customers to the brewery and its products in a cost-effective manner. Its methods of attracting customers can involve costs, regardless of whether it acquires new customers. Even if the Company is successful in attracting new customers, the cost involved in these efforts may negatively impact its results of operations. If the Company is unable to enhance or maintain the methods it uses to reach consumers, the costs of attracting customers using these methods significantly increase, or it is unable to develop new cost-effective means to obtain customers, the Company's ability to attract new customers to the business and results of operations would be harmed. Customer Service and Satisfaction The Company believes that its success depends on its ability to provide customers with quality service that not only meets the Company's stated commitments but meets and then exceeds customer service expectations. If the Company is unable to provide customers with quality customer support in a variety of areas, it could face customer dissatisfaction, decreased overall demand for its services, and loss of revenue. In addition, the Company's inability to meet customer service expectations may damage its reputation and could consequently limit its ability to retain existing customers and attract new customers, which would adversely affect its ability to generate revenue and negatively impact its operating results. Intellectual Property and Trademarks The Company relies on a combination of trademark, trade secret and copyright law and contractual restrictions to protect its intellectual property. These protective measures afford only limited protection. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and services or to obtain and use information that the Company considers proprietary. The Company's primary brand is "Mother Road Brewing Company." Competitors may adopt similar names, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of marks that are similar to Mother Road Brewing Company. Any claims or customer confusion related to such marks could damage the Company's reputation and brand and substantially harm the business and results of operations. Further, third parties may sue the Company for infringing its intellectual property rights, or the Company may need to resort to litigation to enforce its intellectual property rights or to determine the scope and validity of third-party proprietary rights. The cost of any litigation or other proceeding relating to intellectual property rights, whether or not initiated by the Company and even if resolved in the Company's favor, could be substantial, and the litigation would divert management's efforts from growing the business. Some of the Company's competitors may be able to sustain the costs of complex intellectual property litigation more effectively because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit the ability to continue the Company's operations. Domain Names The Company is currently the registrant of the Internet domain name for its website, www.motherroadbeer.com. Domain names generally are regulated by Internet regulatory bodies and are controlled also by trademarks and other related laws. If the Company loses the ability to use its domain name, the Company could be forced to either incur significant additional expenses to market its products and services, including the development of a new brand and the creation of new promotional materials and packaging. Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change in ways that block or interfere with the Company's ability to use relevant domains or its current brand. Also, the Company might not be able to prevent third parties from registering or retaining domain names that interfere with its consumer communications or infringe or otherwise decrease the value of its trademarks and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or modify the requirements for holding domain names. As a result, the Company might not be able to acquire or maintain the domain names that utilize the name "www.motherroadbeer.com" in all of the countries in which it currently or intends to conduct business. Management and Funding of Growth In the event that significant growth of the Company's revenues and/or revenue opportunities occur, such growth may place a significant strain upon the Company's management systems and resources, including without limitation working capital needs. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis; expand, train and manage its personnel; acquire needed raw materials and packaging; and to rapidly fund all of the foregoing. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future performance also depends in significant part upon the continued service of its key technical, sales and senior management personnel. Additional Risks Associated with Expansion The Company's ability to achieve significant revenue growth in the future will also depend in large part on its success in recruiting and training sufficient tap room and guest service staff in how to provide the products and services. The Company may not be able to recruit and train such staff. If the Company cannot recruit and train such taproom and guest service staff as it intends, the Company's ability to expand and increase revenue may be harmed. Reliance on Certain Personnel The Company's growth strategy depends on its ability to identify, hire, train, and retain executives, operations employees, and sales and senior management personnel who maintain relationships with the Company's customers and who can provide the operational, strategic, and marketing skills required for the Company to grow. There is no assurance that the Company will be able to recruit or retain qualified personnel, and this failure could

cause its operations and financial results to be negatively impacted. Government Regulation The Company is subject to varying degrees of regulation regarding the production, distribution, and sale of alcoholic beverages in each of the jurisdictions in which it provides products and services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. Future regulatory, judicial, and legislative changes may have a material adverse effect on the Company's ability to deliver services within various jurisdictions and/ or to acquire raw materials from within those jurisdictions at reasonable prices, timing or at all. Wage Increases The Company's labor costs may increase if there are significant changes to the minimum wage or other labor laws, which could lead to higher operating expenses and a reduction in profits. The impact of such wage increases may be particularly significant if the Company employs a large number of workers, such as during peak production periods. The Company may not be able to offset these additional costs by increasing prices or reducing other expenses, which could adversely affect its financial performance. Additionally, if the Company is unable to retain its current workforce due to these wage increases, it may be required to incur additional costs to hire and train new employees, further impacting its financial performance. Wastewater and Environmental Oversight As a producer of alcoholic beverages, the Company is subject to a variety of environmental regulations related to the management and disposal of wastewater and other waste materials. Failure to comply with these regulations could result in penalties, fines, or other sanctions imposed by regulatory authorities, which could negatively impact the Company's financial performance. Additionally, any negative publicity or reputational damage resulting from such violations could harm the Company's brand and result in reduced sales or customer loyalty. The costs of complying with environmental regulations, including the implementation of new technology or equipment, could also increase the Company's operating expenses and negatively impact its financial performance. The Company may also be subject to other environmental risks, such as the impact of climate change on its raw materials or the costs of remediation in the event of a spill or other environmental incident. Regional Control Issues The Company may enter into agreements with distributors to distribute its products to retailers and consumers that maintain regional control in the area in which the Company operates. However, if the Company relies too heavily on a single distributor, it may face increased risks if that distributor experiences financial difficulties, changes its business strategy, or otherwise fails to perform as expected. Additionally, if the distributor decides to reduce the amount of the Company's products it carries or increase its fees, the Company may be required to find alternative distribution channels or accept lower revenues, which could adversely affect its financial performance. Regulatory requirements are cumbersome and expensive Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently. Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products. Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

**Mother Road Brewing Company**

By  /s/ *Michael Marquess*

     Name: Mother Road Brewing Company

Title:   Founder, President, CEO, Principal Accounting Officer, and Chairman of the Board

Exhibit A

**FINANCIAL STATEMENTS**

# Mother Road Brewing Company

**Years Ended December 31, 2024 and 2023**




# Mother Road Brewing Company

**Years Ended December 31, 2024 and 2023**


## CONTENTS





<u>**Independent Auditors' Report**</u>

Board of Directors
Mother Road Brewing Company
Flagstaff, Arizona

**Opinion**

We have audited the accompanying consolidated financial statements of Mother Road Brewing Company, which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mother Road Brewing Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Mother Road Brewing Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mother Road Brewing Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

**Beach**Fleischman PLLC • beachfleischman.com

1985 E. River Rd., Suite 201, Tucson, AZ 85718-7176 • 520.321.4600
2201 E. Camelback Rd., Suite 200, Phoenix, AZ 85016-3431 • 602.265.7011
825 N. Grand Ave., Suite 204, Nogales, AZ 85621-2386 • 520.287.4174

1

**Auditors' Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mother Road Brewing Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mother Road Brewing Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*BeachFleischman PLLC*

Phoenix, Arizona
April 15, 2025

# Mother Road Brewing Company

## Consolidated Balance Sheets
December 31, 2024 and 2023

### Assets

|  | 2024 | | 2023 | |
|---|---|---|---|---|
| Current assets: | | | | |
| Cash and cash equivalents | $ | 377,233 | $ | 97,690 |
| Accounts receivable | | 35,768 | | - |
| Inventory, net | | 783,409 | | 981,571 |
| Prepaid expenses | | 134,281 | | 136,810 |
| Total current assets | | 1,330,691 | | 1,216,071 |
| Property and equipment, net | | 2,164,729 | | 1,956,868 |
| Operating lease assets | | 848,323 | | 952,512 |
| Deposits | | 16,393 | | 11,393 |
| Liquor licenses | | 20,000 | | 20,000 |
| | | 3,049,445 | | 2,940,773 |
| | $ | 4,380,136 | $ | 4,156,844 |

### Liabilities and Shareholders' Deficiency

|  | 2024 | | 2023 | |
|---|---|---|---|---|
| Current liabilities: | | | | |
| Current portion of long-term debt | $ | 415,742 | $ | 247,297 |
| Current portion of debenture bonds payable | | 64,000 | | 50,000 |
| Current portion of notes payable, shareholders | | 254,416 | | 161,345 |
| Current portion of finance lease obligation | | 85,225 | | 78,131 |
| Current portion of operating lease obligations | | 217,805 | | 215,300 |
| Accounts payable | | 713,797 | | 680,762 |
| Accrued expenses | | 463,784 | | 561,567 |
| Total current liabilities | | 2,214,769 | | 1,994,402 |
| Long-term debt, net of current portion | | 3,143,386 | | 2,828,747 |
| Debenture bonds payable, net of current portion | | 45,000 | | 59,000 |
| Notes payable, shareholders, net of current portion | | 196,964 | | 234,611 |
| Finance lease obligations, net of current portion | | 29,485 | | 114,709 |
| Operating lease obligations, net of current portion | | 630,518 | | 737,212 |
| | | 4,045,353 | | 3,974,279 |
| Commitments and contingencies | | | | |
| Shareholders' deficiency | | (1,879,986) | | (1,811,837) |
| | $ | 4,380,136 | $ | 4,156,844 |

See notes to consolidated financial statements.　　　　3

# Mother Road Brewing Company

## Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

|  | 2024 | 2023 |
|---|---|---|
| Revenues | $ 10,035,551 | $ 9,939,896 |
| Cost of revenues | 5,760,606 | 6,494,627 |
| Gross profit | 4,274,945 | 3,445,269 |
| General and administrative expenses | 4,708,436 | 4,409,446 |
|  | (433,491) | (964,177) |
| Other operating: |  |  |
| Rental income | 31,200 | 36,626 |
| Gain (loss) on sale of assets | (73,705) | 25,115 |
| Loss from operations | (475,996) | (902,436) |
| Interest expense | (343,967) | (340,930) |
| Net loss | $ (819,963) | $ (1,243,366) |

**Mother Road Brewing Company**

## Consolidated Statements of Shareholders' Deficiency
Year Ended December 31, 2024

| | Common stock, Class A, no par value — Shares | | | | Common stock, Class B, no par value — Shares | | | | Treasury stock (166,830 shares, at cost at December 31, 2024) | Accumulated deficit | Total |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Authorized | Issued | Outstanding | Amount | Authorized | Issued | Outstanding | Amount | | | |
| Balance, December 31, 2022, | 100,000 | 60,000 | 59,306 | $ 1,392,972 | - | - | - | $    - | $ (26,715) | $ (2,247,478) | $  (881,221) |
| Repurchase of stock | - | - | (220) | - | - | - | - | - | (66,000) | - | (66,000) |
| Stock issuance | - | - | 505 | 368,759 | - | - | - | - | 9,991 | - | 378,750 |
| Net loss | - | - | - | - | - | - | - | - | - | (1,243,366) | (1,243,366) |
| Balance, December 31, 2023 | 100,000 | 60,000 | 59,591 | 1,761,731 | - | - | - | - | (82,724) | (3,490,844) | (1,811,837) |
| Stock issuance | - | - | 160 | 112,574 | - | - | - | - | 7,426 | - | 120,000 |
| Amendment to Operating Agreement and 670:1 stock split | 44,900,000 | 40,140,000 | 39,973,419 | - | 5,000,000 | - | - | - | - | - | - |
| Stock issuance, net of issuance costs ($56,647) | - | - | - | - | - | 846,944 | 846,944 | 631,814 | - | - | 631,814 |
| Net loss | - | - | - | - | - | - | - | - | - | (819,963) | (819,963) |
| Balance, December 31, 2024 | 45,000,000 | 40,200,000 | 40,033,170 | $ 1,874,305 | 5,000,000 | 846,944 | 846,944 | $ 631,814 | $ (75,298) | $ (4,310,807) | $ (1,879,986) |

See notes to consolidated financial statements.

# Mother Road Brewing Company

## Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

|  | 2024 | 2023 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (819,963) | $ (1,243,366) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | 486,626 | 483,484 |
| (Gain) loss on sale of assets | 73,705 | (25,115) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (35,768) | 239,194 |
| Inventory | 198,162 | 79,357 |
| Prepaid expenses | 2,529 | 205,980 |
| Deposits | (5,000) | - |
| Accounts payable | 33,035 | (38,326) |
| Accrued expenses | (97,783) | 189,727 |
| Total adjustments | 655,506 | 1,134,301 |
| Net cash used in operating activities | (164,457) | (109,065) |
| **Cash flows from investing activities:** | | |
| Purchases of property and equipment | (845,192) | (140,951) |
| Proceeds from sale of property and equipment | 77,000 | 96,235 |
| Net cash used in investing activities | (768,192) | (44,716) |
| **Cash flows from financing activities:** | | |
| Borrowings on long-term debt | 777,929 | - |
| Payments on long-term debt | (294,845) | (200,262) |
| Payments on debenture bonds | - | (30,000) |
| Borrowings on notes payable, shareholders | 217,500 | 66,000 |
| Payments on notes payable, shareholders | (162,076) | (87,109) |
| Payments on finance lease obligation | (78,130) | (64,669) |
| Equity issuance costs | (56,647) | - |
| Issuance of stock | 808,461 | 378,750 |
| Repurchase of stock | - | (66,000) |
| Net cash provided by (used in) financing activities | 1,212,192 | (3,290) |
| Net increase (decrease) in cash and cash equivalents | 279,543 | (157,071) |
| Cash and cash equivalents, beginning | 97,690 | 254,761 |
| Cash and cash equivalents, ending | $ 377,233 | $ 97,690 |

# Mother Road Brewing Company

## Notes to Consolidated Financial Statements
Years Ended December 31, 2024 and 2023

1. Description of business and summary of significant accounting policies:

Description of business:

Mother Road Brewing Company (Mother Road) was incorporated in January 2010 under the laws of the state of Arizona. Mother Road manufactures beer in Flagstaff, Arizona.

Hospitality on 66, LLC (H66) was formed in January 2022 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. H66 operates a pub with related merchandise in Flagstaff, Arizona. H66 is wholly owned by Mother Road.

Western Welcome, LLC (Western Welcome) was formed in August 2021 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. Western Welcome was formed to eventually hold trademarks. Western Welcome is wholly owned by Mother Road. There was no activity during 2024 and 2023.

Inverted 99, LLC (Inverted 99) was formed in July 2022 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. Inverted 99 is wholly owned by Mother Road. There was no activity during 2024 and 2023.

Each company's viability is dependent upon the strength of the national and local economies, the hospitality and retail industries, and their ability to collect on contracts.

Principles of consolidation:

The consolidated financial statements of Mother Road Brewing Company (the Company) include all the accounts of Mother Road and its wholly owned subsidiaries, H66, Welcome Western and Inverted 99, which have been consolidated in accordance with U.S. generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated.

Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions. Actual results could differ materially from such estimates and assumptions.

Revenue recognition:

The Company recognizes revenue for wholesale distribution, restaurant and retail sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts.

1. Description of business and summary of significant accounting policies (continued):

Revenue recognition (continued):
Transaction price:
The transaction price is the amount of consideration the Company expects to be entitled to in exchange for transferring goods to the customer.

Performance obligations:
Contracts are considered to contain a single performance obligation if the promise to transfer individual goods or services is not separately identifiable from other promises in the contracts primarily because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability.

Cash and cash equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company places its cash and cash equivalents with various credit institutions. At times, such investments may be in excess of the FDIC insurance limit; however, management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable:
The Company records accounts receivable for its unconditional rights to consideration arising from performance under contracts with customers. The Company grants credit to its customers, generally without collateral or interest. The carrying value of such receivables, net of allowance for credit losses, represents their estimated net realizable value. At January 1, 2023, the balance of accounts receivable, net was $239,194.

Allowance for credit losses:
At each balance sheet date, the Company recognizes an expected allowance for credit losses, and at each reporting date, this estimate is updated to reflect any changes in credit risk since the financial asset was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist.

The Company uses the aging method to estimate its allowance for credit losses. The allowance estimate is derived from a review of the Company's historical losses based on the aging of financial assets. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses as the Company's customer base has remained consistent since the Company's inception. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. Based on management's assessment, there is no material allowance for credit losses for the years ending December 31, 2024 and 2023.

## Notes to Consolidated Financial Statements (continued)
Years Ended December 31, 2024 and 2023

1.  Description of business and summary of significant accounting policies (continued):

    Allowance for credit losses (continued):
    The Company writes off financial assets when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized as an offset to credit loss expense in the year of recovery. There were no write offs for the years ended December 31, 2024 and 2023.

    Inventory:
    Inventory, comprised of raw materials, work in process, finished goods and merchandise, is stated at the lower of cost (first-in, first-out method) or net realizable value.

    Property, equipment and depreciation and amortization:
    Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the length of the related lease term.

    Leases:
    The Company leases buildings and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under Topic 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

    Lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses a risk-free rate based on the information available at lease commencement. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Finance lease assets are included in property and equipment in the accompanying balance sheets. Operating lease assets also include any lease payments made and exclude any lease incentives. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

1.    Description of business and summary of significant accounting policies (continued):

Leases (continued):

Certain of the Company's lease agreements include provisions for variable rent payments, which are based on changes in the consumer price index (CPI).  Lease liabilities are not remeasured as a result of changes in CPI; instead, changes in CPI are treated as variable lease payments and are excluded from the measurement of lease assets and lease liabilities.  These payments are recognized in the period in which the related obligation was incurred.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately, with amounts allocated to the lease and non-lease components based on stand-alone prices.

The Company has elected to apply the short-term lease exemption to certain real estate.  In 2024, the Company has only a small number of leases within this class of underlying asset that qualify for the exemption.

Liquor licenses:

The cost of obtaining transferable liquor licenses are capitalized.  These are considered indefinite life assets, and therefore are not amortized.

Advertising:

The Company follows a policy of charging the costs of advertising to expense as incurred.  Total advertising expense for 2024 and 2023 was $418,324 and $390,402.

Workers' compensation insurance:

The Company has purchased workers' compensation insurance from an independent third party under a retrospectively rated policy.  Under the policy, premiums may be adjusted subsequent to the policy year-end depending upon actual claims experience.  Management estimates its workers' compensation expense based on the premiums charged and does not believe actual expense would be materially different.  Due to the nature of the expense, it is at least reasonably possible that the estimates used will change within the near term.

Income taxes:

Mother Road files corporate income tax returns for federal and state purposes.  H66, Western Welcome and Inverted 99 are disregarded entities for income tax purposes, as such their activity is included in the tax returns of Mother Road.

Deferred income taxes are provided for temporary differences arising primarily from straight-line depreciation in the consolidated financial statements and accelerated depreciation for income taxes.  Deferred income taxes are also recognized for net operating losses that are available to offset future taxable income and general business tax credits that are available to offset future federal income taxes.

# Mother Road Brewing Company

## Notes to Consolidated Financial Statements (continued)
Years Ended December 31, 2024 and 2023

1. Description of business and summary of significant accounting policies (continued):

   Income taxes (continued):

   The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of permanent differences such as meals and entertainment which are not fully deductible for tax purposes. In addition, a portion of payroll taxes paid on employee tips is claimed as an income tax credit in lieu of a deduction.

   From time to time, the Company may be subject to interest and penalties assessed by various taxing authorities, which have historically been insignificant. Penalties will be classified as general and administrative expenses and interest as other expense, if they occur.

   Subsequent events:

   The Company's management has evaluated the events that have occurred subsequent to December 31, 2024 through April 15, 2025, the date that the consolidated financial statements were available to be issued. Management has no responsibility to update these consolidated financial statements for events and circumstances occurring after this date.

2. Inventory:

|  | 2024 | 2023 |
|---|---|---|
| Raw materials | $ 423,233 | $ 471,046 |
| Work in process | 239,776 | 336,988 |
| Finished goods | 151,960 | 104,577 |
| Merchandise | 28,440 | 68,960 |
| Less valuation allowance | (60,000) | - |
|  | $ 783,409 | $ 981,571 |

## Notes to Consolidated Financial Statements (continued)
Years Ended December 31, 2024 and 2023

3.    Property and equipment:

| | 2024 | 2023 |
|---|---|---|
| Construction in progress | $ 8,812 | $ - |
| Finance lease asset | 255,416 | 255,416 |
| Furniture and fixtures | 127,202 | 117,540 |
| Leasehold improvements | 1,628,396 | 1,628,396 |
| Machinery and equipment | 3,565,096 | 2,996,116 |
| Office equipment | 9,255 | 10,299 |
| Vehicles | 37,000 | 37,000 |
| | 5,631,177 | 5,044,767 |
| Less accumulated depreciation and amortization | (3,466,448) | (3,087,899) |
| | $ 2,164,729 | $ 1,956,868 |

4.    Leases:

The Company leases real estate and equipment under noncancelable operating and finance leases, which expire at various dates through November 2034.  As of December 31, 2024 and 2023, assets recorded under finance leases were $255,416 respectively and accumulated depreciation associated with finance leases was $147,676 and $66,131.

In addition, the Company leases space at storage facilities under various short term leases, and subleases a vehicle under a short term lease.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to ten years.  Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.  Certain leases also include options to purchase the leased property.  Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used.

**Notes to Consolidated Financial Statements (continued)**
Years Ended December 31, 2024 and 2023

4.  Leases (continued):

The components of lease cost are as follows:

|  | 2024 | 2023 |
|---|---|---|
| Finance lease cost: |  |  |
| Amortization of finance lease assets, included in depreciation and amortization | $ 81,545 | $ 60,274 |
| Interest, included in interest expense | 14,340 | 12,427 |
| Operating lease cost, included in operating expenses | 228,919 | 228,620 |
| Short-term lease cost, included in operating expenses | 105,779 | 138,500 |
| Variable lease payments, included in operating expenses | 42,014 | 28,359 |
| Total lease cost | $ 472,597 | $ 468,180 |

Cash flow information related to leases is as follows:

|  | 2024 | 2023 |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: |  |  |
| Operating cash flows - finance leases | $ 15,118 | $ 11,935 |
| Financing cash flows - finance leases | 78,131 | 64,669 |
| Operating cash flows - operating leases | 228,919 | 228,620 |
| Lease assets obtained in exchange for lease liabilities: |  |  |
| Operating leases | 111,862 | - |
| Finance leases | - | 137,312 |

Other information related to leases is as follows:

|  | 2024 | 2023 |
|---|---|---|
| Lease term (in years) and discount rate: |  |  |
| Weighted-average remaining lease term, finance leases | 1.7 | 2.5 |
| Weighted-average discount rate, finance leases | 9.6 % | 9.3 % |
| Weighted-average remaining lease term, operating leases | 8.3 | 8.0 |
| Weighted-average discount rate, operating leases | 1.9 % | 1.4 % |

4.  Leases (continued):

The maturities of lease liabilities as of December 31, 2024 were as follows:

| Year ending December 31, | Operating | Finance |
|---|---|---|
| 2025 | $ 232,204 | $ 93,248 |
| 2026 | 77,404 | 19,955 |
| 2027 | 77,404 | 7,083 |
| 2028 | 77,404 | 5,903 |
| 2029 | 77,404 | - |
| Thereafter | 380,571 | - |
| Total lease payments | 922,391 | 126,189 |
| Less interest | (74,068) | (11,479) |
| Present value of lease liabilities | $ 848,323 | $ 114,710 |

The present value of lease liabilities are reported in the balance sheets as follows:

| | 2024 | 2023 |
|---|---|---|
| Current portion of obligations under finance leases | $ 85,225 | $ 78,131 |
| Finance lease obligations, net of current portion | 29,485 | 114,709 |
| Current portion of operating leases obligations | 217,805 | 215,300 |
| Operating lease obligations, net of current portion | 630,518 | 737,212 |

5.  Long-term debt:

| | 2024 | 2023 |
|---|---|---|
| Note payable, Small Business Administration, payable in monthly installments of $4,974 including interest at 3.75% from January 2023 through May 2050, collateralized by certain assets of the Company. | $ 986,378 | $ 1,000,000 |
| Note payable, Live Oak Bank, payable in monthly installments of $10,300 including interest at prime (7.50% at December 31, 2024) plus 2.00% through June 2031, collateralized by certain assets of the Company and guaranteed by a shareholder. | 714,875 | 787,876 |
| Note payable, North Star, payable in monthly installments of $1,295 including interest at 7.00% through July 2025, collateralized by certain assets of the Company. | 8,853 | 23,202 |

5.  Long-term debt (continued):

Note payable, Live Oak Bank, payable in monthly installments of $14,299 including interest at prime (7.50% at December 31, 2024) plus 2.75% through September 2032, collateralized by certain assets of the Company and guaranteed by a shareholder and life insurance policy.          1,036,574          1,116,206

Note payable, Victory Packaging, payable in monthly installments of $4,769 including interest at 6.00% through October 2026, collateralized by certain assets of the Company.          99,112          148,760

Note payable, Victory Packaging, payable in monthly installments of $15,774 including interest at 8.00% through May 2029, collateralized by certain assets of the Company.          713,336          -

|  | | |
|---|---|---|
|  | 3,559,128 | 3,076,044 |
| Less current portion | (415,742) | (247,297) |
|  | $ 3,143,386 | $ 2,828,747 |

Future maturities of long-term debt are as follows:

| Year ending December 31, | |
|---|---|
| 2025 | $ 415,742 |
| 2026 | 424,129 |
| 2027 | 402,916 |
| 2028 | 429,862 |
| 2029 | 357,060 |
| Thereafter | 1,529,419 |
|  | $ 3,559,128 |

6.  Debenture bonds payable:

|  | 2024 | 2023 |
|---|---|---|
| Bonds payable, interest due and payable quarterly at rates ranging from 4.00% to 4.50%, with a balloon payment due at maturity, expiring at various dates through August 2028, uncollateralized. | $ 109,000 | $ 109,000 |
| Less current portion | (64,000) | (50,000) |
|  | $ 45,000 | $ 59,000 |

6.  Debenture bonds payable (continued):

Future maturities of debenture bonds payable are as follows:

| Year ending December 31, | |
|---|---|
| 2025 | $ 64,000 |
| 2027 | 5,000 |
| 2028 | 40,000 |
| | $ 109,000 |

7.  Notes payable, shareholders:

| | 2024 | 2023 |
|---|---|---|
| Notes payable, shareholders, payable in aggregate monthly installments of $10,114, or balloon payments at maturity including interest ranging from 6% to 12%, maturing at various dates between January 2025 and November 2027, collateralized by certain assets of the Company. | $ 451,380 | $ 395,956 |
| Less current portion | (254,416) | (161,345) |
| | $ 196,964 | $ 234,611 |

Future maturities of notes payable, shareholders are as follows:

| Year ending December 31, | |
|---|---|
| 2025 | $ 254,416 |
| 2026 | 70,565 |
| 2027 | 126,399 |
| | $ 451,380 |

8.    Accrued expenses:

|  | 2024 | 2023 |
|---|---|---|
| Credit card payable | $ 57,798 | $ 161,437 |
| Gift card accrual | 63,070 | 29,664 |
| Interest payable | 23,790 | 40,722 |
| Keg deposits payable | 166,208 | 191,572 |
| Payroll | 131,410 | 98,168 |
| Other | 21,508 | 40,004 |
|  | $ 463,784 | $ 561,567 |

9.    Income taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2024 and 2023 are presented below:

|  | 2024 | 2023 |
|---|---|---|
| Deferred tax assets: |  |  |
| Net operating loss carryforwards | $ 1,119,000 | $ 935,000 |
| General business income tax credits | 147,000 | 119,000 |
| Other | 23,000 | 16,000 |
| Total gross deferred tax assets | 1,289,000 | 1,070,000 |
| Deferred tax liabilities: |  |  |
| Property and equipment | (228,000) | (211,000) |
| Intangibles | (3,000) | (2,000) |
| Total gross deferred tax liabilities | (231,000) | (213,000) |
| Valuation allowance | (1,058,000) | (857,000) |
| Net deferred tax asset | $ - | $ - |

At December 31, 2024, the Company has federal and Arizona net operating losses of approximately $4,500,000 and $4,000,000. These net operating losses are available to offset future taxable income. Approximately $600,000 of these losses will begin to expire in 2034 for federal purposes. For state purposes all losses have a twenty-year carryforward period, as such losses will begin to expire in 2034.

At December 31, 2024, the Company has approximately $147,000 in federal general business income tax credit carryforwards available to offset future federal income taxes. These credits will begin to expire in 2036.

# Mother Road Brewing Company

## Notes to Consolidated Financial Statements (continued)
Years Ended December 31, 2024 and 2023

9.      Income taxes (continued):

The Company has no assurance that future taxable income will be sufficient to fully utilize the deferred tax assets as computed.  Consequently, the Company determined that a valuation allowance was needed at December 31, 2024 and 2023 to reduce all deferred tax assets to zero.  The valuation allowance increased by $201,000 for the year ended December 31, 2024.

10.     Common stock:

The Company has the ability to issue Class A and B shares, up to 45,000,000 and 5,000,000 shares, respectively. The Board of Directors may, at any time, convert the outstanding shares of B shares into shares of A.  Class A shareholders have voting rights and Class B shareholders have no voting rights.  Class A and B share pro rata in any distributions.

11.     Retirement plan:

The Company maintains a 401(k) plan covering all employees who have completed six months of service and are at least 21 years of age. Participants can elect to make limited salary deferral contributions and the Company has the option to make additional matching contributions to the plan at the discretion of the board of directors.  The Company contributed $66,328 and $57,138 during 2024 and 2023.

12.     Contingencies:

Litigation:
From time to time, the Company may be party to certain pending or threatened lawsuits arising out of or incident to the ordinary course of business for which it carries general liability and other insurance coverages.  In the opinion of management and based upon consultation with legal counsel, resolution of any pending or threatened lawsuits will not have a material adverse effect on the Company's consolidated financial statements.

Paycheck Protection Program (PPP) loan:
The Company obtained a $255,100 loan under the PPP that was forgiven in August 2021. The SBA may undertake a review of a loan of any size during the ten-year period following forgiveness.  The review will include the loan forgiveness application, as well as whether the Company met the eligibility requirements of the program and received the proper loan amount. The timing and outcome of any SBA review is not known.

## Notes to Consolidated Financial Statements (continued)
Years Ended December 31, 2024 and 2023

13. Statement of cash flows:

Supplemental disclosure of cash flow information:
    Cash paid for interest during 2024 and 2023 was $363,899 and $360,090.

14. Reclassifications:

The 2023 financial statements have been reclassified in order to conform to the 2024 financial statement presentation.  The reclassifications had no effect on shareholders' deficiency at December 31, 2023 or on net loss for the year then ended.

15. Concentrations of credit risk:

At times, sales with particular customers may constitute a concentration in accordance with accounting standards. One customer comprised 62% of revenues for the year then ended  December 31, 2024.

16. Management's plans:

The Company has incurred significant losses to date, has negative cash flows from operations, and has a members' deficiency. The Company has been negatively impacted by inefficiencies in their brewing process. The Company has made significant capital investments for brewing equipment in an effort to improve efficiencies and increase yield per batch.  These changes have resulted in increased gross profit.

The Company has entered the Nevada and New Mexico markets recently in an effort to increase revenue. Meanwhile, the Company launched a new beer in July 2024, with plans to can for distribution in 2025.

The Company's CrowdFunding offering has continued into 2025, with over $200,000 received through the report date.

## CERTIFICATION

I, Michael Marquess, Principal Executive Officer of Mother Road Brewing Company, hereby certify that the financial statements of Mother Road Brewing Company included in this Report are true and complete in all material respects.

*Michael Marquess*

Founder, President, CEO, Principal Accounting Officer, and Chairman of the Board